

02019769

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A₩ 3/17/2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2002

SEC FILE NUMBER
8- 51459

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2001__ AND ENDING __12/31/2001__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Metroplex Drive, Suite 220
                          (No. and Street)

Birmingham	Alabama	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Todd Carlisle   (205) 263-9204
                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
        (Name — if individual, state last, first, middle name)

1901 6th Avenue North, Suite 1600	Birmingham	AL	35203
(Address)	(City)	(State)	Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

P   APR 0 4 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __W. Todd Carlisle, President and Secretary_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Highland Capital Securities, Inc._____, as of __December 31_____, ~~19~~X 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

W.　(signature)
_____
W. Todd Carlisle　　　　　　　　Signature
President and Secretary
_____
Title

Rhonda B. Toombs (signature)
_____
Rhonda B. Toombs
Notary Public　　My commission expires: 01-10-2004

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Highland Capital Securities, Inc.
(Formerly known as HighCap Securities, Inc.)
Table of Contents



PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants

To the Board of Directors
Highland Capital Securities, Inc.
   (formerly known as HighCap Securities, Inc.)

In our opinion, the accompanying statements of financial condition and the related statements of operations, stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Highland Capital Securities, Inc. (formerly known as HighCap Securities, Inc.) (the Company) at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2002

Highland Capital Securities, Inc.
(Formerly known as HighCap Securities, Inc.)
Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 75,000	$ 30,000
Commissions receivable	86,668	23,291
	$ 161,668	$ 53,291
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to parent	$ 86,668	$ 23,291
	86,668	23,291
Commitments and contingencies (see Note 6)		
Stockholder's equity:		
Common stock, $.001 par value; 1,000 shares authorized, issued and outstanding	1	1
Additional paid-in capital	74,999	29,999
	75,000	30,000
	$ 161,668	$ 53,291

The accompanying notes are an integral part of these financial statements

Highland Capital Securities, Inc.
(Formerly known as HighCap Securities, Inc.)
Statements of Operations
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions and other revenues from related parties	$ 5,648,847	$ 1,458,188
Commissions from broker-dealers	994,000	
	6,642,847	1,458,188
Expenses:		
Management and professional fees to related parties	5,648,847	1,458,188
Commissions and other fees to broker-dealers	994,000	
	6,642,847	1,458,188
Income before income taxes	0	0
Provision for income taxes	0	0
Net income	$ 0	$ 0

Highland Capital Securities, Inc.
(Formerly known as HighCap Securities, Inc.)
Statements of Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Total Stockholder's Equity
Balance, December 31, 1999	$ 1	$ 29,999	$ 30,000
Balance, December 31, 2000	1	29,999	30,000
Capital contribution		45,000	45,000
Balance, December 31, 2001	$ 1	$ 74,999	$ 75,000

The accompanying notes are an integral part of these financial statements

Highland Capital Securities, Inc.
(Formerly known as HighCap Securities, Inc.)
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 0	$ 0
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Change in commissions receivable	(63,377)	(23,291)
Change in due to parent	63,377	(143,948)
Net cash provided by (used in) operating activities	0	(167,239)
Cash flows from financing activities:		
Contribution from parent	45,000	0
Net cash provided by financing activities	45,000	0
Net increase (decrease) in cash and cash equivalents	45,000	(167,239)
Cash and cash equivalents, beginning of year	30,000	197,239
Cash and cash equivalents, end of year	$ 75,000	$ 30,000

The accompanying notes are an integral part of these financial statements

5

Highland Capital Securities, Inc.
(Formerly known as HighCap Securities, Inc.)
Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000

1. **General**

   Highland Capital Securities, Inc. (formerly known as HighCap Securities, Inc.) (the Company) was incorporated under the laws of the state of Delaware on June 5, 1998. The Company was approved as a Member of the National Association of Securities Dealers, Inc. on September 27, 1999 and commenced business as a broker-dealer on December 1, 1999. The Company operates as a "limited business" broker-dealer, which receives commissions on behalf of registered representatives of other broker-dealers. The Company is a wholly owned subsidiary of Highland Capital Holding Corporation (Highland).

2. **Significant Accounting Policies**

   Commissions - Commissions and other income are recorded as revenue when earned.

   Cash Equivalents - The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

3. **Related Parties**

   Highland provides managerial and professional services on a shared cost basis to its affiliates. The Company's portion of these expenses amounted to $5,648,847 and $1,458,188 in 2001 and 2000, respectively.

   Highland made an additional capital contribution of $45,000 to the Company during the year ended December 31, 2001.

   The Company recorded commission revenues of $5,648,847 and $1,458,188 in 2001 and 2000, respectively, from registered representatives of other broker-dealers, who are employees of other subsidiaries of Highland.

4. **Income Taxes**

   The Company files a consolidated income tax return with Highland and certain affiliates, and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes*. Under a tax allocation arrangement, Highland allocates current and deferred taxes by applying SFAS 109 to each member of the group as if it were a separate taxpayer. There were no temporary differences at the statement of financial condition date and, therefore, no resulting deferred tax assets or liabilities.

5. **Regulatory Requirements**

   The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31,

Highland Capital Securities, Inc.
(Formerly known as HighCap Securities, Inc.)
Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000

2001, the Company had computed net capital of $75,000, which was $69,223 in excess of its required net capital of $5,777. The Company's aggregate indebtedness to net capital ratio at December 31, 2001 was 1.16 to 1.

The Company has claimed exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(1).

6. **Commitments and Contingencies**

The Company may from time to time be involved in various claims and possible actions arising out of the normal course of business. Although the outcome of any such matters cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

7. **Liabilities Subordinated to Claims of General Creditors**

The Company had no borrowings under subordination agreements at December 31, 2001 and 2000.

Supplementary Information

Highland Capital Securities, Inc.
(Formerly known as HighCap Securities, Inc.)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

NET CAPITAL

Total stockholder's equity	$	75,000
Deductions and/or charges:		
Nonallowable assets		0
Net capital	$	75,000

AGGREGATE INDEBTEDNESS

Items included in balance sheet:		
Due to parent	$	86,668
Total aggregate indebtedness	$	86,668

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,777
Excess net capital	$	69,223
Ratio: Aggregate indebtedness to net capital		1.16 to 1

There were no differences between this computation of net capital and the corresponding computation prepared by Highland Capital Securities, Inc. (formerly known as HighCap Securities, Inc.) and included in its unaudited Part II Focus Report filing as of the same date.

Highland Capital Securities, Inc.
(Formerly known as HighCap Securities, Inc.)
Computation for Determination of the Reserve Requirements
Under Securities and Exchange Commission Rule 15c3-3
As of December 31, 2001

EXEMPTION UNDER SECTION (k)(1) HAS BEEN CLAIMED

The Company is not required to file the above schedule as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(1) of the rule, as customer transactions are limited to those involving redeemable securities of registered investment companies and interests in insurance company separate accounts.



PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants on Internal Control Required
By SEC Rule 17a-5

To the Board of Directors and Management
Highland Capital Securities, Inc.
   (formerly known as HighCap Securities, Inc.)
Birmingham, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of Highland Capital Securities, Inc. (formerly known as HighCap Securities, Inc.) (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

10

internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2002

11

Highland Capital Securities, Inc.
(Formerly known as HighCap Securities, Inc.)
Financial Statements and Supplementary Information
For the Years Ended December 31, 2001 and 2000